EXHIBIT 99.3

SIXTH SUPPLEMENTAL INDENTURE

SIXTH SUPPLEMENTAL INDENTURE (this “Sixth Supplemental Indenture”), dated as of March 26, 2009, among MAGYAR TELECOM B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Matel” or the “Issuer”), INVITEL INTERNATIONAL HOLDINGS B.V. (“Invitel International Holdings”, or the “New Subsidiary Guarantor”), and BNY Corporate Trustee Services Limited (the “Trustee”).

W I T N E S S E T H

WHEREAS, inter alia, HTCC Holdco II B.V. (“Holdco II”), certain Subsidiary Guarantors and the Trustee have heretofore executed and delivered an indenture (the “Original Indenture” and as amended, restated, and/or supplemented as of the date hereof, the “Indenture”), dated as of April 27, 2007, providing for the issuance of an initial aggregate principal amount of €200,000,000 Floating Rate Senior Notes due 2013 (the “Notes”) and pursuant to a supplemental indenture dated as of April 27, 2007, Matel acceded to the Original Indenture and assumed all of the obligations of Holdco II under the Original Indenture and the Notes, and Holdco II was released from its obligations under the Original Indenture and the Notes;

WHEREAS, effective March 9, 2009, Invitel Zrt. incorporated a new subsidiary, Invitel International Holdings, and contributed its ownership interest in Invitel International Kft. and Invitel International AG thereto;

WHEREAS, pursuant to Section 9.01 of the Indenture, the Issuer and the Trustee may, and are authorized to, amend or supplement the Indenture (without the consent of any Holder of the Notes) to add Invitel International Holdings as a Subsidiary Guarantor under the Indenture;

WHEREAS, pursuant to Section 10.01 of the Indenture, each of the existing Subsidiary Guarantors is deemed to have agreed to the extension of its respective Obligations (as defined in the Indenture), including those contemplated by this Sixth Supplemental Indenture, without notice or further assent from such Subsidiary Guarantor; and each of the Issuer and the New Subsidiary Guarantor, has duly authorized the execution and delivery of this Sixth Supplemental Indenture and has done all things necessary to make this Sixth Supplemental Indenture a valid agreement in accordance with its terms;

WHEREAS, the Issuer has requested that the Trustee execute and deliver this Sixth Supplemental Indenture and the Issuer has delivered or caused to be delivered, to the Trustee an Officer’s Certificate and Opinion of Counsel in connection herewith; and

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the New Subsidiary Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Representations. Each of the Issuer and the New Subsidiary Guarantor represents and warrants as follows:

(a)	it is a legal entity duly incorporated and validly existing under the laws of the jurisdiction of its organization;

(b)	it has all requisite organizational power and authority to enter into and perform its obligations under this Sixth Supplemental Indenture;

(c)	this Sixth Supplemental Indenture has been duly authorized, executed and delivered by it and it is a legally valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws or equitable principles relating to or limiting creditors’ rights generally;

(d)	the Indenture constitutes its legal and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws or equitable principles relating to or limiting creditors’ rights generally; and

(e)	immediately after giving effect to this Sixth Supplemental Indenture, no Event of Default (or event or circumstances which, with the giving of notice or the passage of time or both, would constitute an Event of Default) shall have occurred and be continuing.

3. Agreement to be Bound. As of the date hereof, the New Subsidiary Guarantor, by its execution of this Sixth Supplemental Indenture, hereby becomes a party to the Indenture as a Subsidiary Guarantor and as such will have all of the rights and be subject to all the obligations and agreements of a Subsidiary Guarantor under the Indenture. The New Subsidiary Guarantor agrees to be bound by the terms and provisions of the Indenture applicable to a Subsidiary Guarantor, included but not limited to Article 10 thereof, and to perform all of the obligations and agreements of a Subsidiary Guarantor under the Indenture, as if a party to the Indenture on the date of its execution.

4. Guarantee. Pursuant to Section 10.09 of the Indenture, the New Subsidiary Guarantor hereby provides a Guarantee of the Notes, and becomes a “Subsidiary Guarantor” for purposes of the Notes and the Indenture, immediately upon the execution and delivery of this Sixth Supplemental Indenture.

5. Limitation and Effectiveness of Guarantee. Pursuant to Section 10.04 of the Indenture, the Guarantee of the New Subsidiary Guarantor is limited to an amount not to exceed the maximum amount that can be guaranteed by the New Subsidiary Guarantor without rendering such Guarantee voidable or unenforceable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

6. Agreement to Subordinate. Pursuant to Section 14.01 of the Indenture, the New Subsidiary Guarantor agrees, and each Holder of Notes by accepting a Note agrees, that all payments pursuant to the Guarantee made by or on behalf of the New Subsidiary Guarantor are subordinated to the extent and in the manner provided in Article Fourteen of the Indenture to all existing and future obligations of the New Subsidiary Guarantor under all Senior Debt of the New Subsidiary Guarantor and that such subordination is for the benefit of and enforceable by the holders of Senior Debt of the New Subsidiary Guarantor. The Guarantee of the New Subsidiary Guarantor shall in all respects rank senior in right of payment to any future Subordinated Debt of the New Subsidiary Guarantor.

7. Agreement to Waive. The New Subsidiary Guarantor agrees to waive, and that it will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by the New Subsidiary Guarantor under its Guarantee.

8. Release of Guarantee. Each Guarantee of the Notes created by this Sixth Supplemental Indenture will be automatically and unconditionally released and discharged upon the release by the holders of the Issuer’s or Invitel’s Debt described in paragraph (a) of Section 4.13 of the Indenture of their guarantee by the New Subsidiary Guarantor (including any deemed release upon payment in full of all obligations under such Debt other than as a result of payment under such guarantee) at a time when (i) no other Debt of the Issuer has been guaranteed by the New Subsidiary Guarantor, or (ii) the holders of all such other Debt that is guaranteed by the New Subsidiary Guarantor also release their guarantee by such New Subsidiary Guarantor (including any deemed release upon payment in full of all obligations under such Debt other than as a result of payment under such Guarantee).

9. Governing Law. THIS SIXTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF NEW YORK. The Issuer and the New Subsidiary Guarantor agree to be bound by Section 13.09 of the Indenture with regard to any suit, action or proceeding against the Issuer or the New Subsidiary Guarantor brought by any Holder or the Trustee arising out of or based upon this Sixth Supplemental Indenture.

10. Notices. All notices and other communications to Invitel International Holdings shall be given as provided in the Indenture to Invitel International Holdings at its address set forth below.

11. Multiple Originals. The parties may sign any number of copies of this Sixth Supplemental Indenture. Each signed copy shall be an original but all such counterparts shall together constitute but one and the same Sixth Supplemental Indenture.

12. Headings. The Section headings herein have been inserted for convenience of reference only and shall not affect the construction hereof.

13. The Trustee. The Trustee makes no representation as to the validity or sufficiency of this Sixth Supplemental Indenture and shall not be responsible in any manner whatsoever for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer and the New Subsidiary Guarantor. The Issuer (failing which the New Subsidiary Guarantor) agrees to indemnify the Trustee to the same extent as provided under the Indenture against any and all loss, liability or expense (including attorneys’ fees and expenses) incurred by it without willful misconduct, gross negligence or bad faith on its part arising out of or in connection with the execution of this Sixth Supplemental Indenture.

14. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Sixth Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. Any and all references, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this Sixth Supplemental Indenture (whether or not made), unless the context shall otherwise require.

15. Successors. All covenants and agreements in this Sixth Supplemental Indenture by the parties hereto shall bind their successors.

16. Benefits of Sixth Supplemental Indenture. Nothing in this Sixth Supplemental Indenture, the Indenture or the Notes, express or implied, shall give rise to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder, and the Holders, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Sixth Supplemental Indenture or the Notes.

17. Entire Agreement. This Sixth Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the amendments to the Indenture set forth herein. All other provisions of the Indenture which are not amended are expressly affirmed.

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IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed and attested, all as of the date first above written.

MAGYAR TELECOM B.V.

By:
Name:
Title:

INVITEL INTERNATIONAL HOLDINGS B.V.

By:
Name:
Title:

Address:
c/o Invitel Zrt.
H-2040 Budaörs, Puskás Tivadar u.8-10
Hungary

SIGNED for and on behalf of BNY CORPORATE TRUSTEE SERVICES LIMITED

By:
Name: